

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

<u>Via Facsimile</u>

Lei Sun
Chief Executive Officer
Tireless Steps, Inc.
2360 Corporate Circle
Suite 400
Henderson, NV 89074-7722

>   **Re: Tireless Steps, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 3, 2011**
>   **File No. 333-171694**

Dear Ms. Sun:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. We note your response to comment one in our letter dated February 9, 2011; however, we reissue the comment. In SEC Release No. 33-6932 (April 13, 1992), the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." We note your analysis as to whether Rule 419 applies to your offering consists solely of a representation that you have a defined business plan and defined product and that you have no intention of entering into a business combination. As previously requested, please provide a detailed explanation as to why Rule 419 does not apply to this offering. In providing this analysis, please specifically discuss your business plan for the next twelve months and your day-to-day operations. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. We can no longer confirm that your auditor, Chang G. Park, is registered with the PCAOB. Please note that such registration is required by Article 2 of Regulation S-X. Please advise us on how you have considered the registration status of your auditor.

Calculation of Registration Fee, page 2

3. We note your response to comment four in our letter dated February 9, 2011; however, we reissue the comment. Please identify the section of Rule 457 upon which you relied for estimating the registration fee. It appears that you are relying upon Rule 457(a).

Information With Respect to the Registrant, page 22

4. We note your response to comment 19 in our letter dated February 9, 2011; however, we reissue the comment in part. Please revise your disclosure to discuss the availability of raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K. We note that you have not contacted any suppliers of crumb recycled rubber from scrap tires.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Plan of Operation, page 44

5. We note your response to comment 29 in our letter dated February 9, 2011; however, we reissue the comment in part. As previously requested, please disclose your plan of operations with respect to the company's day to day operations. Additionally, please provide a detailed description of each activity and discuss in detail how you expect to implement each step of your business plan. We note that you have omitted descriptions of the following steps of your business plan: 4.2 – Plan the Operation and Processes; 4.3 – Studies of Materials and Resources; 7 – Legal and Regulatory Studies; 8 – Offering Expenses; 9 – Legal and Accounting; and 10 – Stationary and Copy.

Directors, Executive Officers, Promoters, and Control Persons, page 48

6. We note your response to comment 31 in our letter dated February 9, 2011; however, we reissue the comment. In your prospectus, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Sun should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about her particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 51

7. We note your response to comment 32 in our letter dated February 9, 2011. Please revise this disclosure to provide the most current information on a consistent basis. In this section, you present disclosure as of September 21, 2010, October 1, 2010, and the date of the prospectus. Please revise to update the information presented as of the date upon which you file your next amendment.

Undertakings, page 54

8. We note your response to comment 34 in our letter dated February 9, 2011. Please revise this disclosure to provide the Rule 415 undertakings as exactly set forth in Item 512(a) of Regulation S-K.

Exhibit 5.1 – Legal Opinion of Diane Dalmy

9. We note that counsel's legal opinion is dated May 5, 2011. Please arrange for counsel to update the opinion before the date of effectiveness of the registration statement.

You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Diane D. Dalmy, Esq.
        8965 W. Cornell Place
        Lakewood, CO 80227